FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 25, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces Decisions of its Board of Directors

October 25, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces the decisions reached at a meeting of the Board of Directors of MTS held on October 24, 2012.

The Board of Directors decided to call an Extraordinary General Meeting of shareholders (EGM-1) on January 14, 2013. The record date for the Company’s share- and ADR-holders entitled to participate in the EGM has been set for November 26, 2012.

The matters to be considered and resolved by the EGM include:

1.	The reorganization of MTS OJSC through the takeover of KR-1 CJSC, a company, which will be spun-off from Comstar-Regions CJSC, and approval of accession agreement;
2.

The reorganization of MTS OJSC through the takeover of Sweet-Com CJSC, Universal TV CJSC, Management Company Altair-Tula CJSC, Telecompany Altair CJSC, Tambovsk Multikabelnye Seti CJSC, Infocenter CJSC, Company SibGroupInvest CJSC, Skif-Line CJSC, Skif-Oryol CJSC, Skif-Tambov CJSC, TK-Spectrum OJSC and approval of the accession agreements;

3.	Amendments and additions to the Charter of MTS OJSC.

The Board of Directors has also called for an Extraordinary General Meeting of shareholders (EGM-2) to be held on February 14, 2013. The record date for the Company’s share- and ADR-holders entitled to participate in the EGM has been established as November 19, 2012.

The matters to be considered and resolved by the EGM include:

1.	The early termination of powers of the members of the MTS OJSC Board of Directors;
2.	The election of the members of the MTS Board of Directors;
3.	The early termination of the powers of the members of MTS OJSC Audit Committee and election of the Members of the MTS OJSC Audit Committee;
4.	Amendments to the regulation ‘On Remuneration and Compensation to the Members of the MTS OJSC Board of Directors’;
5.	Participation of MTS OJSC in the National Payments Council Association.

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services nearly 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: October 25, 2012